NO ACT

ACT IAA
SECTION 203(a)
RULE
PUBLIC AVAILABILITY March 14, 2012

March 14, 2012
IM Ref. No. 2011122931
Industrial Alliance,
Investment Management Inc.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated March 12, 2012 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 203(a) of the Investment Advisers Act of 1940 ("Advisers Act") against Industrial Alliance, Investment Management Inc. ("IAIM") if IAIM does not register with the Commission as an investment adviser under the Advisers Act under the circumstance described in your letter and below.

You represent the following: IAIM is an investment adviser with its principal office and place of business in Canada, and no office or place of business in the United States.[1] IAIM is a wholly-owned subsidiary of Industrial Alliance Insurance and Financial Services Inc., a life and health insurance holding company in Canada ("Parent"). IAIM has several types of Canadian advisory clients. In addition, IAIM manages assets of U.S. insurance companies that are "insurance companies" under the Advisers Act[2] and also are direct or indirect wholly-owned subsidiaries of the Parent ("U.S. Insurance Companies"). IAIM's only U.S. clients are the U.S. Insurance Companies. IAIM makes use of the mails or any means or instrumentality of interstate commerce ("U.S. jurisdictional means") for the purpose of acquiring information about the securities of U.S. issuers and effecting transactions in securities of U.S. issuers through U.S. brokers and dealers.[3] IAIM otherwise only uses U.S. jurisdictional means in connection with its business as an investment adviser in providing advice to the U.S. Insurance Companies.

Section 203(a) of the Advisers Act states that, except as provided in section 203(b), it shall be unlawful for any investment adviser, unless registered under this section, to make use of U.S. jurisdictional means in connection with his or its business as an investment adviser. Section 203(b)(2) of the Advisers Act provides that section 203(a) does not apply to an investment adviser whose only clients are insurance companies.

You believe that IAIM should not be required to register as an investment adviser under the Advisers Act given the nature and extent of its activities in, and contacts with, the United States. In support of your request, you note that the Commission and the staff have taken a

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1 These facts were confirmed to the staff by Matthew C. Dallett of Edwards Wildman Palmer LLP, counsel to IAIM on March 14, 2012.

2 Section 202(a)(12) of the Advisers Act provides that "insurance company" has the same meaning as in the Investment Company Act of 1940. Section 2(a)(17) of the Investment Company Act in relevant part provides that "insurance company" means a company which is organized as an insurance company, whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies, and which is subject to supervision by the insurance commissioner or a similar official or agency of a State.

3 *See* Gim-Seong Seow, SEC Staff No-Action Letter (Nov. 30, 1987) ("Seow Letter") ("On at least two previous occasions, Division staff has indicated that a foreign adviser to foreign clients may, without registering under the Advisers Act, use U.S. jurisdictional means to acquire information about securities of United States issuers, and effect transactions in securities of United States issuers through United States brokers or dealers, for the benefit of the adviser's clients. See Double D. Management, Ltd., (pub. avail. Jan 31, 1983) and BOH Investment Management Co. (Hong Kong) Limited (pub. avail. Jan. 2, 1987)").

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number of analogous positions concerning the extraterritorial application of the Advisers Act with regard to a non-U.S. adviser's relationships with its non-U.S. clients.[4] In addition, you note that the staff has provided relief from the registration provisions of the Advisers Act for foreign advisers that make limited use of U.S. jurisdictional means.[5] You assert that IAIM's limited use of U.S. jurisdictional means in connection with its business as an investment adviser is not a sufficient basis to require registration under the Advisers Act.

Based on your facts and representations, we would not recommend enforcement action to the Commission against IAIM under section 203(a) of the Advisers Act if IAIM does not register as an investment adviser under the Advisers Act. Our position is based particularly on your representations that:

- IAIM's principal office and place of business is in Canada, and it has no office or place of business in the United States;
- IAIM's only U.S. clients are the U.S. Insurance Companies; and
- IAIM only uses U.S. jurisdictional means in the limited ways described above.

This response expresses our view on enforcement action only and does not express any legal or interpretive position on the issues presented. Because our position is based upon all of your facts and representations, any different facts or representations may require a different conclusion.[6]

Michael S. Didiuk
Senior Counsel

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4 For example, you point to former rule 203(b)(3)-1(b)(5) under the Advisers Act. That rule provided that, for purposes of now - repealed section 203(b)(3) of the Advisers Act, a non-U.S. adviser was required to count only its clients that were U.S. residents; in contrast, a domestic adviser needed to count all of its clients. *See* Rules Implementing Amendments to the Investment Advisers Act of 1940, Investment Advisers Act Release No. 1633 (May 15, 1997). *See also* Vocor International Holding S.A., SEC Staff No-Action Letter (Apr. 9, 1990), Murray Johnstone Ltd., SEC Staff No-Action Letter (Apr. 17, 1987); and Alexander, Holburn, Beaudin & Lang, SEC Staff No-Action Letter (Aug. 13, 1984).

In addition, the Commission and the Division of Investment Management do not apply most of the substantive provisions of the Advisers Act to a registered non-U.S. investment adviser's dealings with its non-U.S. clients. If a registered investment adviser, however, is a U.S. investment adviser, the Advisers Act would apply to the adviser's dealings with both its United States and non-U.S. clients. *See* Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3222 (June 22, 2011); Registration Under the Advisers Act of Certain Hedge Fund Advisers, Investment Advisers Act Release No. 2333 (Dec. 2, 2004); American Bar Association, Subcommittee on Private Investment Entities, SEC Staff No-Action Letter (Aug. 10, 2006); The National Mutual Group, SEC Staff No-Action Letter (Mar. 8, 1993); Uniao de Bancos de Brasileiros S.A., SEC Staff No-Action Letter (July 28, 1992); SEC Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation, Chapter 5, The Reach of the Investment Advisers Act of 1940 (May 1992).

5 *See* Seow Letter, *supra* note 3.

6 This letter confirms the position that the staff provided orally to Matthew C. Dallett of Edwards Wildman Palmer LLP, counsel to IAIM on February 8, 2012.